March 23, 2012

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Registration Statement on Form N-14 of The Huntington Funds (Registration File No. 333-180175)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), The Huntington Funds (the “Trust”), hereby respectfully requests withdrawal of the Company’s Registration Statement on Form N-14, accession number 0001193125-12-119702, together with all exhibits thereto (collectively, the “Registration Statement”). The Registration Statement was initially filed with the Securities and Exchange Commission (the “Commission”) on March 16, 2012.

The Company confirms that no securities have been or will be distributed, issued or sold pursuant to the Registration Statement. The Company understands that, pursuant to Rule 477(b) of the Securities Act, this application for withdrawal will be deemed granted at the time filed with the Commission unless the Commission notifies the Company that the application for withdrawal has not been granted.

Please direct any questions concerning this filing to the undersigned at (513) 366-3071.

Very truly yours,

/s/ Jay S. Fitton
Jay S. Fitton
Secretary